FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2009

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Issuance of New Shares and Secondary Offering of Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 24, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Issuance of New Shares and

Secondary Offering of Shares

Tokyo, September 24, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it resolved at a meeting of its Executive Management Board1 held today matters relating to the issuance of new shares and a secondary offering of the Company’s shares (“Global Offering”).

1. Issuance of New Shares by way of Public Offering

1.	Class and Number of Shares to be Offered

766,000,000 shares of common stock of the Company (the “shares”) which is the sum of (i) through (iii) below.

(i)	366,000,000 new shares to be purchased by the Japanese underwriters, as defined below, in the offering to be made in Japan specified in 4. (i) below.

(ii)	329,700,000 new shares to be purchased by the international managers, as defined below, in the offering to be made overseas specified in 4. (ii) below.

(iii)	A maximum of 70,300,000 shares which shall be the subject of a purchase option to be granted to the international managers in the offering to be made overseas specified in 4. (ii) below for the purchase of the additionally issued shares.

2.	Method of Determination of the Amount to be Paid

The amount to be paid will be determined on any day in the period from Monday, October 5, 2009, to Wednesday, October 7, 2009, (the “Determination Date”), in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (“JSDA”).

3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased

The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital and other capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum increased amount of stated capital and other capital.

[1]

The Executive Management Board currently consists of the Representative Executive Officers and Executive Officers of the Company, and pursuant to a Board of Directors resolution held on Thursday, March 27, 2008, it decides important business matters, including the issuance of new shares.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

4.	Method of Offering

(i)	Japanese Offering

The Japanese offering shall be made to the public in Japan (the “Japanese Offering”). The Japanese Manager and Japanese underwriters (the “Japanese Underwriters”) shall purchase all of the new shares in the Japanese Offering.

(ii)	International Offering

The international offering shall be made in overseas markets (the “International Offering”) primarily in Europe (provided that in the United States and Canada, the offering shall be made to qualified institutional buyers or accredited investors only). The international managers (the “International Managers”) shall purchase the new shares in the International Offering. The Company will grant the International Managers an option to purchase up to the amount of additional shares of the Company’s common stock as mentioned in 1. (iii) above.

With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 366,000,000 shares for the Japanese Offering and 400,000,000 shares for the International Offering (329,700,000 shares to be purchased as mentioned in 1. (ii) above and 70,300,000 additional shares to be purchased upon exercise of the option mentioned in 1. (iii)), although the final breakdown of the actual number of the shares to be allocated to each offering shall be determined on the Determination Date by taking into account market demand and other conditions.

The issue price (offer price) with regard to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date, in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. provided by the JSDA, based on the preliminary pricing terms calculated by multiplying the closing price in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen resulting from the calculation being rounded down), taking into account market demand and other conditions.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

5.	Underwriter’s Consideration

Underwriting fees will not be paid, although the aggregate amount of the difference between (a) the issue price (offer price) in the Japanese Offering and the International Offering and (b) the amount to be paid to the Company by the Japanese Underwriters and the International Managers shall be retained by the Japanese Underwriters and the International Managers.

6.	Subscription Period (in Japan)

The subscription period shall be from the next business day after the Determination Date to the second business day immediately following the Determination Date.

7.	Payment Date

The payment date shall be any day in the period from Tuesday, October 13, 2009, to Thursday, October 15, 2009, provided, however, that such day shall be the fifth business day immediately following the Determination Date.

8.	Subscription Unit

100 shares

9.	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased, the issue price (offer price), and any other matters necessary for the public offering shall be determined at the discretion of the Representative Executive Officer or Chief Financial Officer of the Company.

10.	The Japanese Offering shall be subject to the effectiveness of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan.

2. Secondary Offering of Shares (Secondary offering by way of over-allotment)

1.	Class and Number of Shares to be Sold

34,000,000 shares of common stock of the Company. The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand for the Japanese Offering and other conditions. The number of shares to be sold shall be determined on the Determination Date, taking into account market demand for the Japanese Offering and other conditions.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

2.	Selling Price

Undetermined. The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price (offer price) for the issuance of new shares in the public offering.

3.	Method of Secondary Offering

Taking into account market demand for the Japanese Offering and other conditions, one of the Japanese Underwriters (the “Borrowing Japanese Underwriter”) will make a secondary offering of shares that it borrows (up to a maximum of 34,000,000 shares) from certain shareholders of the Company.

4.	Subscription Period

The subscription period shall be the same as the subscription period in respect of the Japanese Offering.

5.	Delivery Date

The delivery date shall be the next business day after the payment date in respect of the Japanese Offering.

6.	Subscription Unit

100 shares

7.	The selling price and any other matters necessary for the Japanese secondary offering by way of over-allotment shall be determined at the discretion of the Representative Executive Officer or Chief Financial Officer of the Company.

8.	The Japanese secondary offering by way of over-allotment shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Act of Japan.

3. Issuance of New Shares by way of Third-Party Allotment

1.	Class and Number of Shares to be Offered

34,000,000 shares of common stock of the Company.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

2.	Method of Determination of the Amount to be Paid

The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid for the issuance of new shares in the public offering.

3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased

The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital and other capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum increased amount of stated capital and other capital.

4.	Subscription Period (Subscription Date)

Monday, October 26, 2009

5.	Payment Date

Tuesday, October 27, 2009

6.	Subscription Unit

100 shares

7.	Shares not subscribed within the subscription period and by the subscription date mentioned in 4. above shall not be issued.

8.	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of third-party allotment shall be determined at the discretion of the Representative Executive Officer or Chief Financial Officer of the Company.

9.	The issuance of new shares by way of third-party allotment shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Act of Japan.

*      *      *

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

For Reference

1.	Japanese secondary offering by way of over-allotment and other matters

The Japanese secondary offering by way of over-allotment as mentioned in “2. Secondary Offering of Shares (Secondary offering by way of over-allotment)”, is a secondary offering in Japan to be made in relation to the Japanese Offering mentioned in “1. Issuance of New Shares by way of Public Offering” for shares of common stock of the Company (up to a maximum of 34,000,000 shares) that will be borrowed by the Borrowing Japanese Underwriter from certain shareholders of the Company, taking into account market demand for the Japanese Offering and other conditions. The number of shares to be offered in the Japanese secondary offering by way of over-allotment is scheduled to be 34,000,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand for the Japanese Offering and other conditions.

In connection with the Japanese secondary offering by way of over-allotment, the Executive Management Board of the Company has resolved, at the meeting held on Thursday, September 24, 2009, that the Company will issue 34,000,000 shares of its common stock to the Borrowing Japanese Underwriter by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date scheduled to be Tuesday, October 27, 2009, in order for the Borrowing Japanese Underwriter to obtain the number of shares necessary to return the shares of such common stock of the Company to certain shareholders of the Company, as mentioned above (the “Borrowed Shares”).

The Borrowing Japanese Underwriter may also purchase shares of common stock of the Company (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange (up to a maximum of the number of shares to be offered in the Japanese secondary offering by way of over-allotment) for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Offering and the Japanese secondary offering by way of over-allotment to (b) Tuesday, October 20, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of the Company purchased by the Borrowing Japanese Underwriter during the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. In addition, the Borrowing Japanese Underwriter may decide not to conduct any Syndicate Cover Transactions or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese secondary offering by way of over-allotment.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

The Borrowing Japanese Underwriter may conduct stabilizing transactions along with the Japanese Offering and the Japanese secondary offering by way of over-allotment. The shares of common stock of the Company purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

In addition to the above, if the Japanese Underwriters do not receive subscriptions for a portion of the shares of common stock of the Company during the subscription period for the Japanese Offering and the Japanese secondary offering by way of over-allotment, such shares of such common stock may be used, in part or in whole, to return the Borrowed Shares.

With respect to the number of shares in the Japanese secondary offering by way of over-allotment after deduction of (a) the number of shares of common stock of the Company not receiving subscriptions during the subscription period to be used to return the Borrowed Shares and (b) the number of shares purchased through stabilizing transactions and Syndicate Cover Transactions to be used to return the Borrowed Shares (the “Number of Shares due to be Acquired”), the Borrowing Japanese Underwriter is due to acquire such shares of common stock of the Company by accepting the allotment of the Capital Increase by way of Third-Party Allotment. As a result, the shares to be issued for the Capital Increase by way of Third-Party Allotment may, in part or in whole, not be subscribed for and the number of shares to be issued for the Capital Increase by way of Third-Party Allotment may decrease to that extent due to forfeiture of the right to subscription, or the Third-Party Allotment may be cancelled entirely.

If the Borrowing Japanese Underwriter subscribes for the Capital Increase by way of Third-Party Allotment, the Borrowing Japanese Underwriter shall use the funds obtained from the Japanese secondary offering by way of over-allotment as payment for the Number of Shares due to be Acquired.

Whether or not the Japanese secondary offering by way of over-allotment is to be conducted, as well as the number of shares to be sold in connection with the execution of the Japanese secondary offering by way of over-allotment, shall be determined on the Determination Date. If the Company does not conduct the Japanese secondary offering by way of over-allotment, the shares will not be borrowed by the Borrowing Japanese Underwriter from certain shareholders of the Company. Accordingly, shares will not be newly issued by way of third-party allotment as a result of such forfeiture, since the Borrowing Japanese Underwriter will not accept the allotment of the Capital Increase by way of Third-Party Allotment and subscribe for shares to be issued therefor. Further, the Syndicate Cover Transactions will not be made on the Tokyo Stock Exchange.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

The Japanese Underwriter will effect the above transactions at the direction of the global coordinator of the Global Offering with respect to subscribing for shares in the third-party allotment, and upon consultation with the global coordinator with respect to the Syndicate Cover Transactions and stabilizing transactions.

2.	Change in the number of outstanding shares as a result of this capital increase by the Public Offering and the Capital Increase by way of Third-Party Allotment

Total number of issued and outstanding shares at present:

2,800,840,749 shares (as of August 31, 2009)

Increase in number of shares as a result of the capital increase by public offering:

766,000,000 shares

Total number of issued and outstanding shares after the capital increase by public offering:

3,566,840,749 shares

Increase in number of shares as a result of the Capital Increase by way of Third-Party Allotment:

34,000,000 shares

Total number of issued and outstanding shares after the Capital Increase by way of Third-Party Allotment:

3,600,840,749 shares

Notes:

1.	These figures are based on the assumption that the International Managers exercise the option to purchase all the additional shares set forth in 1. (iii) in “1. Issuance of New Shares by way of Public Offering” above.

2.	These figures are based on the assumption that the new shares to be issued in “3. Issuance of New Shares by way of Third-Party Allotment” above are all subscribed by the Borrowing Japanese Underwriter and issued.

3.	Use of proceeds

The estimated proceeds, up to approximately 511,333,526,000 yen, to be raised through the public offering and the third-party allotment are planned to be used to make investments in (including loans to) the Company’s consolidated subsidiaries in each region to strengthen the Company’s business foundation in Asia (including Japan), Europe, and the US. These consolidated subsidiaries expect to use such invested and loaned funds for working capital.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.